Exhibit 15.2

Consent of Independent Registered Public Accounting Firm
We consent to the incorporation by reference in the Registration Statement (Form F-3 No. 333-204118) of Telefónica, S.A. and in the related Prospectus of our report dated February 23, 2017, with respect to the consolidated statements of financial position of Telefónica, S.A. and subsidiaries as of December 31, 2016, and the related consolidated statements of income, comprehensive income, changes in equity, and cash flows for each of the two years in the period ended December 31, 2016, before the effects of the retrospective adjustments related to the 2016 segment disclosures described in note 4 to the consolidated financial statements, included in its Annual Report (Form 20-F) for the year ended December 31, 2017, filed with the Securities and Exchange Commission.

/s/ Ernst & Young, S.L.
Madrid, Spain
February 22, 2018